Maydao Corporation                                                                                                July 15, 2011
P.O. Box 58228
Salt Lake City, Utah 84158
801 531 0404

United States Securities and Exchange Commission
Washington, DC, 20549

Att:  Maryse Mills-Apenteng / Jane Woo

Re:  Maydao Corporation
       Preliminary Proxy Statement on Schedule 14A – Amendment 1
       Filed June 29, 2011
       File No. 000-30550

Matter:  Response to comments received on July 15, 2011

Dear Ms. Mills-Apenteng / Ms. Woo

We have addressed the comments you have sent in regards to our preliminary proxy statement filing of July 11, 2011.  Please refer to the following responses:

1.
The vote required for the ratification of the consent resolution on the dissolution of a company.  -  This has been expanded to explain the actual vote required for the dissolution to pass.  Both the proposal in the proxy statement as well as the proxy card were revised.

In connection with responding to the comments received on July 15, 2011 the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the comments submitted to the Company have been adequately answered.

If you have additional questions, please contact us.

Sincerely,

  /s/ Paul Roszel
Paul Roszel, President and CEO
July 15, 2011

CC:
STEVEN L. TAYLOR, PC

Lawyer
1338 South Foothill Dr, Suite 322
Salt Lake City, Utah 84108
801 578-3283